FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

	By:	/s/ PETER MCDONNELL
(Signature)

Date 4/12/03

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NEWS - 2003

Wednesday, November 05, 2003

AMCOR PURCHASES $60 MILLON OF PET ASSETS IN MEXICO

Amcor announces today that it has entered into an agreement to purchase the PET injection and blow molding assets of Embotelladoras Arca S.A. de C.V. (Arca) and supply PET bottles to Arca with an initial supply agreement of eight years.

Arca is the second largest Coca Cola bottling franchise in Mexico and was formed in 2001 through the merger of three of the oldest bottling companies in Mexico. It distributes product throughout the Northern region of Mexico.

Amcor will purchase the PET on site injection and blow molding assets of Arca for around $60 million. This amount will be paid in yearly instalments throughout the life of the contract.

Amcor currently supplies around 250 million preforms to Arca annually. As a result of this agreement, Amcor will supply 100% of Arca’s requirements, which will represent in excess of 800 million units.

Amcor’s Managing Director, Mr Russell Jones said: “This acquisition is a further step forward for our business in this region.

“Over the past few years the business in Mexico has delivered substantial growth in volume and earnings driven by strong customer relationships and the conversion from glass to PET of a number of hot fill beverages.

“Arca is the second largest Coca Cola bottler in Mexico and it is pleasing they chose Amcor as their partner when they decided to exit the self manufacture of PET bottles.

“The acquisition price will be spread over several yearly instalments and ensures that Amcor will achieve its targeted returns by the end of the third year.”

For further information contact:

John Murray
Executive General Manager Corporate Affairs
Telephone: +61 2 9226 9005

Russell Jones
Managing Director and CEO
Telephone: +61 3 9226 9001

Press Release

IR Contacts:

In Monterrey:
Carlos Beltran del Rio M.
E-Mail: carlos.beltran@e-arca.com.mx
Lucia Barrera

E-Mail: lucia.barrera.@e-arca.com.mx
Investor Relations
Tel: (528) 18 151-1443 or
18 151-1400 Ext. 1311

In New York:

Melanie Carpenter
Marla Barond
I-advize Corporate Communications
Tel: (212) 406-3692
Email: arca@i-advize.com

EMBOTELLADORAS ARCA ANNOUNCES
AGREEMENT TO OUTSOURCE PET BOTTLE NEEDS

•                  Arca formed an alliance with Amcor, one of the world’s leading non-returnable PET bottle producers, to supply Arca with these products.

•                  As part of the agreement, Arca will sell to Amcor its injection and plastic blowing assets for conversion to PET.

•                  Via this agreement, Arca advances on its Synergy Realization and Cost Cutting Program, and further focuses its strategy on increasing profitability.

Monterrey, Mexico, November 3, 2003 – Embotelladoras Arca S. A. de C.V. (“Arca” or “the Company”) announced today that as part of its Synergy Realization and Cost Cutting Program, it has signed an 8-year agreement with Amcor PET Packaging de México S.A. de C.V. (“Amcor”) to supply Arca’s PET bottle needs.  The agreement includes the sale of Arca’s PET bottle injection and blowing assets for more than US$40 million, which will be paid to Arca in installments throughout the life of the contract.

The agreement stipulates that Amcor, an affiliate of Amcor PET Packaging USA Inc., will carry out the supply of nonreturnable PET bottles in all of Arca’s territories.  In addition, Amcor will invest in pre-formed bottle injection equipment and additional bottle blowing equipment to supply the needs of Chihuahua, Matamoros and Culiacan, while both companies will seek to develop bottle recycling projects in the near future.

For Arca, this agreement represents an important step in its centralized purchasing strategy for products and services under more competitive prices and conditions.

“We are very enthusiastic about the long-term relationship that we have established with an international-scale provider such as Amcor,” stated Francisco Garza Egloff, Chief Executive Officer of Embotelladoras Arca.

He added, “This agreement will generate savings in the production of PET containers and their distribution logistics, while improving and updating our technology for the design and production of these containers.  It will also enable us to free up resources to focus on maximizing the profitability of the production and sale of our portfolio of products.”

William J. Long, President of Amcor commented, “At Amcor, we are very satisfied to partner with a company that has the strength and capacity that Arca possesses.

This alliance will allow both companies to focus on their core businesses, which for Amcor is the development and production of innovative and high-quality PET packaging for our clients.”

*****

About Arca

Embotelladoras Arca, S.A. de C.V. produces and sells soft drinks under The Coca-Cola Company brand, proprietary brands and third-party brands. Arca was formed in 2001 through the merger of three of the oldest bottlers in Mexico and is now the second largest bottler in Mexico. The Company distributes its products in the northern region of Mexico mainly in the states of Tamaulipas, Nuevo León, Coahuila, Chihuahua, Sonora, Sinaloa, Baja California and Baja California Sur.  For further information, visit Arca’s website at www.e-arca.com.mx.

About Amcor

Amcor PET Packaging is the leading manufacturer of PET (polyethylene terephthalate) plastic packaging for the global food and beverage industries, with 70 manufacturing sites in 23 countries. Its parent company, Amcor Limited, offers a broad range of packaging solutions and ranks as one of the top five packaging companies in the world.  Amcor’s extensive operations have grown in 2003 to include 238 plants in 42 countries.  It is headquartered in Melbourne, Australia and has annual sales of approximately US$7 billion.  For further information, visit www.amcor.com.

Disclaimer

This material may contain forward-looking statements regarding Arca and its subsidiaries based on management’s expectations. This information as well as statements regarding future events and expectations is subject to risks and uncertainties, as well as factors that could cause the results, performance and achievements of the Company to differ at any time. Such factors include changes in the general economic, political, governmental and commercial conditions both domestically and globally, as well as variations in interest rates, inflation rates, exchange rate volatility, tax rates, the demand for and the price of carbonated beverages, water and ice, taxes on and the price of sugar, the prices of raw materials used in the production of soft drinks, weather conditions and various others. As a result of these risks and factors, actual results could materially differ from the estimates provided.  Therefore, Arca does not accept responsibility for any variations or for the information provided by official sources.

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